      Tengasco, Inc. and Subsidiaries

Consolidated Statements of Loss

Years ended December 31,	2004	2003	2002
Revenues and other income
Oil and gas revenues	$6,013,374	$6,040,872	$5,437,723
Pipeline transportation revenues	92,599	163,393	259,677
Interest Income	3,501	985	3,078

Total revenues and other income	6,109,474	6,205,250	5,700,478

Costs and expenses
Production costs and taxes	3,364,429	3,412,201	3,094,731
Depreciation, depletion and amortization
(Notes 4, 5 and 6)	2,067,566	2,308,007	2,413,597
General and administrative	1,177,183	1,486,280	1,868,141
Interest expense (Notes 9, 10 and 13)	1,367,180	1,120,738	578,039
Public relations	35,347	31,183	193,229
Professional fees	779,180	549,503	707,296
Loss on impairment of long-lived asset	-	495,000	-
Loss on sale of equipment, net	107,744	-	-

Total costs and expenses	8,898,629	9,402,912	8,855,033

Operating loss	(2,789,155)	(3,197,662)	(3,154,555)
Gain from extinguishment of debt (Note 16)	336,820	-	-
Gain on Preferred Stock (Note 9)	458,310	-	-

Net loss attributable to common stockholders before
cumulative effects of a changes in accounting principle	(1,994,025)	(3,197,662)	(3,154,555)
Cumulative effect of a change in accounting principle (Note 10)	-	(351,204)	-
Cumulative effect of a change in accounting principle (Note 9)	-	365,675	-

Net loss	(1,994,025)	(3,183,191)	(3,154,555)
Dividends on preferred stock (Note 9)	-	(268,389)	(506,789)

Net loss attributable to common stockholders	$(1,994,025)	$(3,451,580)	$(3,661,344)

Net loss attributable to common stockholders per shares
Basic and diluted:
Operations	$(0.05)	$(0.27)	$(0.29)
Cumulative effect of a change in accounting principle (Note 10)	-	(0.03)	-
Cumulative effect of a change in accounting principle (Note 9)		0.03	-
Dividends on preferred stock		(.02)	(.04)

Total	$(0.05)	$(0.29)	$(0.33)

Weighted average shares outstanding	40,855,972	11,956,135	11,062,436